FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the month of May 2004

Commission File Number: 000-30683


                               VERB EXCHANGE, INC.
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                 (Translation of Registrant's name into English)

Suite 908, 1055 Dunsmuir Street, P. O. Box 49266, Vancouver, BC, Canada V7X 1L2
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                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

                  Form 20-F    X                 Form 40-F
                             -----                         -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                           Yes               No   X
                               -----            -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-____________



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     Appointment of Director of Universal Access. Mr. Alan Horst, of Huntington
Beach, California, has been appointed Director of Universal Access service. The company announced (see Form 6-K of February 12, 2004) that its Tagline (trademark) service was certified as universally accessible by the National Federation of the Blind, and has been made commercially available to the 11.5 visually impaired Americans and Canadians. Mr. Holst will act as liaison between the company and the numerous constituencies who require unique interfaces to utilize the Tagline (trademark) rich feature set. Mr. Holst, who has been blind since birth, has been a successful technology innovator for over 20 years and has participated in the introduction of several successful technologies.

     Universally Accessible Service for Visually Impaired. The company has launched the deployment of its Tagline (trademark) Universally accessible service in the U.S. and Canada. The service was certified as universally accessible by the National Federation of the Blind in February 2004, concluding almost a year of development by the company's research and development group in conjunction with a team of visually impaired technical experts.

     The Tagline (trademark) services will now be available through the company's network of Certified Agents encompassing over 250 sales representatives across the U.S. and Canada.

     Additions to Senior Management Team. Mr. Laurie Yaworski has joined the company and adds immediate and extensive management experience to the company. He previously was the President and Chief Executive Officer of the Credential Group and Ethical funds Inc., a wealth management organization serving Canadian Credit Unions. Under his leadership, the organization grew to 270 employees, supporting 5,000 licensed advisers, with $5 billion under management. Previously, Mr. Yaworski had been the Senior Vice President, Finance and Chief Financial Officer of Credit Union Central of B.C. for 12 years. Ross Wilmot has resigned as the company's Chief Financial Officer and continues to serve on the company's board of directors.

     Further, Mr. Bill Tzetos has joined the company as the new Executive Vice President and Chief Operating officer. Mr. Tzetos brings added senior level planning and operations experience to the company. His background includes business development, corporate planning and operations responsibilities with TCG International, a Burnaby-based multinational corporation operating the Speedy Auto Glass chain, Apple Auto Glass, and Novus Windshield Repair franchises.. Between 1988 and 1996 he managed his own consulting practice, providing telecommunications, IS/IT management consulting and project management to the local forestry and distribution industries.

     Pierre Lapointe has stepped down from the board of directors and as the company's Executive Chairman. Eric Hoover also has resigned as Senior Vice President, Sales and Marketing.

     Company Request for Management Cease Trade Order. As a result of the delay in filing the December 31, 2003 and March 31, 2004 first quarter interim financial statements (and annual and interim Management's Discussion & Analysis related thereto by the required filing dates under applicable Canadian securities laws, the company reports that as of May 27, 2004, the company has requested, and the British Columbia Securities Commission (the "BCSC") has issued, a temporary order that prohibits current and former directors, officers and insiders of the company from trading in the company's securities.

     The delay in the filing of the fiscal year end financial statements is due to personnel issues in the company's finance and accounting department and the departure of its Chief Financial Officer, who left the company for health reasons. These events occurred during the preparation of the company's books for audit and left the company with insufficient resources to complete its fiscal year financial statements on a timely basis. As a result, the first quarter financial statements cannot be finalized without the results from the preceding year end.

     As of June 4, 2004, the company expects to file the December 31, 2003 annual financial statements with the BCSC on or before June 18, 2004 and the March 31, 2004 interim financial statements by June 21, 2004.

     If the fiscal year end financial statements have not been filed by July 19, 2004, or the first quarter financial statements have not been filed by July 30, 2004, then the BCSC may impose an issuer cease trade order. An issuer cease trade order may be imposed sooner if the company fails to file its default status reports on time, as required under applicable securities legislation.

     In this regard, the company intends to satisfy the provisions of Appendix B
- Default Status Reports to policy document 57-301 as long as it remains in default of the financial statement filing requirement. Under the guidelines pursuant to which this management and insider cease trade order was issued, the company expects to provide bi-weekly updates by way of press release on the affairs of the company. The company is not subject to any insolvency proceedings.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            VERB EXCHANGE INC.


Date: June 7, 2004                          By:    /s/  David Ebert
                                                 -------------------------------
                                                 DAVID EBERT,
                                                 Senior Vice-President,
                                                 Corporate Affairs




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